UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G*


                    Under the Securities Exchange Act of 1934


                           ContiFinancial Corporation
                      ------------------------------------
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)



                                   21075V 10 7
                                ----------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The total number of shares reported herein is 35,938,421 which constitutes approximately 80.98% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 44,380,949 shares outstanding, and ownership figures reported are as of December 31, 1996.

                                                   page 2 of 14 Pages


CUSIP NO.    21075V 10 7           13G
          -----------------


1.    Name of Reporting Person            Continental Grain Company
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box           (a)
      if a Member of a Group              (b)        X


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  Delaware


Number of Shares      (5)     Sole Voting Power             35,918,421
Beneficially          (6)     Shared Voting Power                 0
Owned by Each         (7)     Sole Dispositive Power        35,918,421
Reporting Person      (8)     Shared Dispositive Power            0


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            35,918,421


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                        ______


11.   Percent of Class Represented by Amount in Row 9       80.93%


12.   Type of Reporting Person                        CO









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                                                   page 3 of 14 Pages


CUSIP NO.    21075V 10 7           13G
          -----------------


1.    Name of Reporting Person            Michel Fribourg
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box           (a)
      if a Member of a Group              (b)        X


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  U.S.A.


Number of Shares      (5)     Sole Voting Power             10,000
Beneficially          (6)     Shared Voting Power           35,918,421
Owned by Each         (7)     Sole Dispositive Power        10,000
Reporting Person      (8)     Shared Dispositive Power      35,918,421


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            35,928,421


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                        ______


11.   Percent of Class Represented by Amount in Row 9               80.96%


12.   Type of Reporting Person                        IN








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                                                   page 4 of 14 Pages


CUSIP NO.    21075V 10 7           13G
          -----------------


1.    Name of Reporting Person            Mary Ann Fribourg
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box           (a)
      if a Member of a Group              (b)        X


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                  U.S.A.


Number of Shares      (5)     Sole Voting Power             0
Beneficially          (6)     Shared Voting Power           35,918,421
Owned by Each         (7)     Sole Dispositive Power        0
Reporting Person      (8)     Shared Dispositive Power      35,918,421

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            35,918,421


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                        ______


11.   Percent of Class Represented by Amount in Row 9              80.93%


12.   Type of Reporting Person                        IN







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                                                   page 5 of 14 Pages


CUSIP NO.    21075V 10 7           13G
          -----------------


1.    Name of Reporting Person            Paul J. Fribourg
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box           (a)
      if a Member of a Group              (b)        X


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                        U.S.A.


Number of Shares      (5)     Sole Voting Power             5,000
Beneficially          (6)     Shared Voting Power           35,918,421
Owned by Each         (7)     Sole Dispositive Power        5,000
Reporting Person      (8)     Shared Dispositive Power      35,918,421


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            35,923,421


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                        ______


11.   Percent of Class Represented by Amount in Row 9               80.94%


12.   Type of Reporting Person                        IN
                                                   page 6 of 14 Pages


CUSIP NO.    21075V 10 7           13G
          -----------------


1.    Name of Reporting Person            Donald L. Staheli
      S.S. or I.R.S. Identifica-
      tion No. of Above Person


2.    Check the Appropriate Box           (a)
      if a Member of a Group              (b)        X


3.    S.E.C. Use Only


4.    Citizenship or Place of Organization                        U.S.A.


Number of Shares      (5)     Sole Voting Power             20,000
Beneficially          (6)     Shared Voting Power           35,918,421
Owned by Each         (7)     Sole Dispositive Power        20,000
Reporting Person      (8)     Shared Dispositive Power      35,918,421


9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            35,938,421


10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                        ______


11.   Percent of Class Represented by Amount in Row 9               80.98%


12.   Type of Reporting Person                        IN
                                                   page 7 of 14 Pages

CUSIP No. 21075V 10 7

ITEM 1

     (A)-(B) NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            This statement relates to the Common Stock, par value $0.01 per share (the "Stock"), of ContiFinancial Corporation, a Delaware corporation (the "Issuer"). The principal executive officers of the Issuer are located at 277 Park Avenue, New York, New York 10172.


ITEM 2

     (A)    NAMES OF PERSONS FILING

            Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Continental Grain Company, a Delaware corporation ("Continental Grain Company"), Michel Fribourg, Mary Ann Fribourg, Paul J. Fribourg and Donald L. Staheli (collectively, the "Reporting Persons").

     (B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            Continental Grain Company
            277 Park Avenue
            New York, NY 10172

            Michel Fribourg
            c/o Continental Grain Company
            277 Park Avenue
            New York, NY  10172

            Mary Ann Fribourg
            c/o Continental Grain Company
            277 Park Avenue
            New York,  NY 10172

            Paul J. Fribourg
            c/o Continental Grain Company
            277 Park Avenue
            New York, NY 10172

            Donald L. Staheli
            c/o Continental Grain Company
            277 Park Avenue
            New York, NY 10172






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                                                   page 8 of 14 Pages

CUSIP No. 21075V 10 7

     (C)    CITIZENSHIP

            Continental Grain Company
            Delaware

            Michel Fribourg
            U.S.A.

            Mary Ann Fribourg
            U.S.A.

            Paul J. Fribourg
            U.S.A.

            Donald L. Staheli
            U.S.A.

     (D)    TITLE OF CLASS OF SECURITIES

            This Schedule 13G Statement relates to the Common Stock, par value $0.01 per share, of the Issuer.

     (E)    CUSIP NUMBER

            The CUSIP number of the Stock is 21075V 10 7.


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (A)   [ ]   BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT

            (B)   [ ]   BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

            (C)   [ ]   INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE
                        ACT

            (D)   [ ]   INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                        INVESTMENT COMPANY ACT

            (E)   [ ]   INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE
                        INVESTMENT ADVISERS ACT OF 1940

            (F)   [ ]   EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                        TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME
                        SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SS. 240.13D-
                        1(B)(1)(II)(F)







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                                                   page 9 of 14 Pages

CUSIP No. 21075V 10 7

            (G)   [ ]   PARENT HOLDING COMPANY, IN ACCORDANCE WITH SS. 240.13D-
                        1(B)(II)(G) (NOTE:  SEE ITEM 7)

            (H)   [ ]   GROUP, IN ACCORDANCE WITH SS. 240.13D-1(B)(1)(II)(H)


ITEM 4      OWNERSHIP

            As of December 31, 1996:

            (A)-(B) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS

            Continental Grain Company
            -------------------------

            The aggregate number of shares of the Stock that Continental Grain Company owns beneficially, pursuant to Rule 13d-3 of the Act, is 35,918,421 which constitutes approximately 80.93% of the outstanding shares of the Stock.

            Michel Fribourg
            ---------------

            Because of his position as a controlling stockholder of Continental Grain Company and because of his individual ownership of 10,000 shares of the Stock, Michel Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,928,421 shares of the Stock in the aggregate, which constitutes approximately 80.96% of the outstanding shares of the Stock. Pursuant to Rule 13d-4 of the Act, Michel Fribourg disclaims beneficial ownership of the shares of the Stock owned by Continental Grain Company, except to the extent of his pecuniary interest therein.

            Mary Ann Fribourg
            -----------------

            Because of her position as a controlling stockholder of Continental Grain Company, Mary Ann Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,918,421 shares of the Stock in the aggregate, which constitutes approximately 80.93% of the outstanding shares of the Stock. Pursuant to Rule 13d-4 of the Act, Mary Ann Fribourg disclaims beneficial ownership of the shares of Stock owned by Continental Grain Company, except to the extent of her pecuniary interest therein.

            Paul J. Fribourg
            ----------------

            Because of his position as President and Chief Operating Officer of Continental Grain Company and because of his position as General Partner of the Paul Fribourg Family L.P., which owns 5,000 shares of the Stock, Paul J. Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,923,421 shares of the Stock in the aggregate, which constitutes approximately 80.94% of the outstanding shares of the Stock. Pursuant to Rule 13d-4 of the Act, page 10 of 14 Pages

CUSIP No. 21075V 10 7

Paul J. Fribourg disclaims beneficial ownership of the shares of the Stock owned by Continental Grain Company and by the Paul Fribourg Family L.P., except, in each case, to the extent of his pecuniary interest therein.

            Donald L. Staheli
            -----------------

            Because of his position as Chief Executive Officer of Continental Grain Company and because of his individual ownership of 20,000 shares of the Stock, Donald L. Staheli may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,938,421 shares of the Stock in the aggregate, which constitutes approximately 80.98% of the outstanding shares of the Stock. Pursuant to Rule 13d-4 of the Act, Donald L. Staheli disclaims beneficial ownership of the shares of the Stock owned by Continental Grain Company, except to the extent of his pecuniary interest therein.

            (C)   NUMBER OF SHARES AS TO WHICH THE PERSONS FILING HAVE:

                  Continental Grain Company
                  -------------------------

                  Continental Grain Company has the sole power to vote or to direct the vote and to dispose or direct the disposition of 35,918,421 shares of the Stock.

                  Michel Fribourg
                  ---------------

                  Michel Fribourg has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 10,000 shares of the Stock. As a controlling stockholder of Continental Grain Company, Michel Fribourg has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,918,421 shares of the Stock.


                  Mary Ann Fribourg
                  -----------------

                  As a controlling stockholder of Continental Grain Company, Mary Ann Fribourg has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,918,421 shares of the Stock.

                  Paul J. Fribourg
                  ----------------

                  As General Partner of the Paul Fribourg Family L.P., Paul Fribourg has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock. As President and Chief Operating Officer of Continental Grain Company, Paul Fribourg has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,918,421 shares of the Stock.

                                                   page 11 of 14 Pages

CUSIP No. 21075V 10 7

                  Donald L. Staheli
                  -----------------

                  Donald L. Staheli has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of the Stock. As Chief Executive Officer of Continental Grain Company, Donald L. Staheli has shared power to vote or to direct the vote and to dispose or to direct the disposition of 35,918,421 shares of the Stock.


ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]


ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            This Schedule 13G Statement is not being filed by a parent holding company.


ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit A.


ITEM 9      NOTICE OF DISSOLUTION OF GROUP

            It is inapplicable for the purposes herein to provide notice of dissolution of a group.







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                                                   page 12 of 14 Pages

CUSIP No. 21075V 10 7


                                SIGNATURE


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                    Dated:  February 13, 1997



                                    CONTINENTAL GRAIN COMPANY


                                    By: /s/ Paul J. Fribourg
                                        ----------------------------
                                        Name:  Paul J. Fribourg
                                        Title: President


                                    /s/ Michel Fribourg
                                    --------------------------------
                                    Michel Fribourg


                                    /s/ Mary Ann Fribourg
                                    --------------------------------
                                    Mary Ann Fribourg


                                    /s/ Paul J. Fribourg
                                    --------------------------------
                                    Paul J. Fribourg


                                    /s/ Donald L. Staheli
                                    --------------------------------
                                    Donald L. Staheli
                                                   page 13 of 14 Pages

CUSIP No. 21075V 10 7


                              EXHIBIT INDEX


Exhibit               Name                                  Page
-------               ----                                  ----

A                     Agreement pursuant to                 14
                      Rule 13d-1(f)(1)(iii)
                                                   page 14 of 14 Pages

CUSIP No. 21075V 10 7
                                EXHIBIT A

            Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth hereinbelow.


                                          Dated:  February 13, 1997



                                          CONTINENTAL GRAIN COMPANY


                                          By: /s/ Paul J. Fribourg
                                              ----------------------------
                                              Name:  Paul J. Fribourg
                                              Title: President


                                          /s/ Michel Fribourg
                                          --------------------------------
                                          Michel Fribourg


                                          /s/ Mary Ann Fribourg
                                          --------------------------------
                                          Mary Ann Fribourg


                                          /s/ Paul J. Fribourg
                                          --------------------------------
                                          Paul J. Fribourg


                                          /s/ Donald L. Staheli
                                          --------------------------------
                                          Donald L. Staheli